Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 14, 2014

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 1919 Variable Socially Responsive Balanced Fund (S000046894)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 11, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 30 to its registration statement. PEA No. 30 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on July 23, 2014, for the purpose of registering one new series of the Trust: 1919 Variable Socially Responsive Balanced Fund (the “Fund”).

In connection with this response to the comments made by the Staff, the Trust, on behalf of each of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.     Staff Comment:  Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.	Staff Comment: Please update the Edgar Series and Class number to reflect the ticker symbol.

Response: The Trust responds supplementally that it will update the Series and Class number for the Fund in the “B” Filing prior to the Fund’s launch.

3.	Staff Comment: Please confirm, supplementally, that the Fund will not commence operations if the reorganization fails.

Response: The Trust responds supplementally that as of October 10, 2014, the reorganization, relating to this Fund, has achieved the necessary quorum and shareholder vote, and the shareholder meeting is currently scheduled for October 15, 2014.  The Trust also responds supplementally that it will update the Series and Class number when the Fund launches, as the Fund is retaining the same EDGAR Series and Class number of its corresponding Legg Mason Fund at the time of the reorganization into the Trust which is currently scheduled for October 31, 2014.

4.
Staff Comment:  The legend that is on the cover page of the Prospectus that states “Investment Products: Not FDIC Insured ∙ No Bank Guarantee ∙ May Lose Value” should be removed. To comply with Item 4(b)(1)(iii) of Form N-1A, please include the required disclosure, however, to the Risk section.

Response:  The Trust responds by removing the disclosure from the cover page and by adding the following sentence to the introductory paragraph of the Fund’s Risk section:

An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

5.	Staff Comment: Footnote 1 of the fees and expenses table should be removed, as the Fund does not qualify as a new fund.

Response:  The Trust responds by deleting footnote 1 of the fees and expenses table.

6.
Staff Comment:  Below the fees and expenses table for the Fund, a paragraph states the actual costs of investing in the Fund may be higher than what is shown in the annual fund operating expenses. Please remove this paragraph as it is not required nor permitted.

Response: The Trust responds by deleting the referenced paragraph after the fees and expenses table.

7.	Staff Comment: Under the Principal investment strategy section, please disclose how the Fund selects its investments and explain with greater specificity the socially responsive criteria.

Response: The Trust responds by adding Item 9 disclosure regarding socially responsive criteria to the Fund’s Principal Investment Strategies.

8.	Staff Comment: On page 8, in the section, “More on the Funds’ Investment Strategies, Investments, and Risks,” please distinguish which strategies and risks are principal, per the IM Guidance 2014-08.

Response: The Trust responds by revising the Item 9 title to “More on the Fund’s Principal Investment Strategies, Investments, and Risks.”

9.
Staff Comment:  On page 16, Redemption Proceeds, it is stated that “The Fund reserves the right to pay redemption proceeds by delivering securities instead of cash.”  If the Fund may use illiquid securities for redemption purposes, please state the same in the Redemption Proceeds section and also state that they may not be sellable.  If the Fund may not use illiquid securities for redemption purposes, please confirm supplementally.

Response: The Trust responds by confirming supplementally that the Fund may not use illiquid securities for redemption purposes.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios